Exhibit 99.1

LIZHI INC. Reports First Quarter 2021 Unaudited Financial Results

GUANGZHOU, June 1, 2021 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), a leading online UGC1 audio community and interactive audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial and Operational Highlights

•	Net revenues were RMB495.1 million (US$75.6 million) in the first quarter of 2021, representing a 34% increase from RMB370.3 million in the first quarter of 2020.

•	Average total mobile MAUs[2] in the first quarter of 2021 reached 59.7 million, representing an increase of 10% from 54.5 million in the first quarter of 2020.

•	Average total monthly paying users[3] in the first quarter of 2021 reached 474.7 thousand, representing an increase of 5% from 450.3 thousand in the first quarter of 2020.

“We kicked off 2021 with strong top line performance in the first quarter. As we continue to strengthen our comprehensive audio ecosystem, we further reinforced our globalization strategy through overseas expansion and enhanced our technological capabilities in AI and online audio to fuel business growth,” said Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI.

“Our determined efforts to strengthen user engagement and interactions have been key to our global audio ecosystem. In the first quarter of 2021, our average mobile MAUs grew to 59.7 million. TIYA App, our audio-based social networking app targeting overseas markets, continued its strong growth momentum in the quarter as we added new features and improved its social networking capabilities in order to engage a wider user base. Notably, TIYA App’s mobile MAUs reached more than two million in March, representing a 90% increase from the average mobile MAUs of TIYA App in the fourth quarter of 2020. In addition, we believe our operating strategy on an audio-centric UGC community has helped us further promote conversion of our traffic to monthly paying users, which grew 12% sequentially to 474.7 thousand in the first quarter of 2021.

In the first quarter, we are effectively executing our podcast strategy and working with more leading auto companies to enhance online audio experiences for diverse usage scenarios. We have also further boosted our in-house technological capabilities with the DOREME project, an audio technology solution built to provide support to various business lines. Powered by our in-house real-time communication technology developed by DOREME, we launched an innovative and interactive feature “Livestream Podcast” on LIZHI Podcast, which was further applied to the in-car scenario, providing users a stable and smooth audio experience in diverse usage scenarios. In the future, we will continue to focus on building a competitive audio ecosystem, driving an extensive overseas expansion and further accelerating business growth with cutting-edge technologies.” concluded Mr. Lai.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, commented, “We are very pleased to have achieved strong top line growth of 34% year-over-year and reached a net revenue of RMB495.1 million in the first quarter of 2021. Our robust growth was driven by our continued efforts to build a competitive audio ecosystem including a vibrant UGC community and advanced commercialization capabilities. In addition, we have strategically invested to enhance our brand equity as we boost our LIZHI Podcast and in-car audio business, and to expand our footprint overseas through TIYA App, all of which we believe will propel our business growth in the future. Looking ahead, we remain committed to leveraging our operating capabilities and advanced technologies to further develop our global audio ecosystem and enhance brand building to consistently deliver solid long-term growth.”

[1]	Refers to user-generated content.
[2]

Refers to the average monthly number of active users across our platforms and apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[3]

Refers to the average monthly number of paying user in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

First Quarter 2021 Unaudited Financial Results

Net revenues were RMB495.1 million (US$75.6 million) in the first quarter of 2021, representing an increase of 34% from RMB370.3 million in the first quarter of 2020. While the COVID-19 pandemic continued to develop in various countries of the world, the extent to which the COVID-19 may impacts on the Company’s operations beyond the first quarter of 2021 will depend on future developments of the pandemic in China and across the globe, which are subject to changes and substantial uncertainty and therefore cannot be predicted.

Audio entertainment revenues reached RMB489.3 million (US$74.7 million) in the first quarter of 2021, representing an increase of 34% from RMB366.4 million in the first quarter of 2020, primarily attributable to the continuous growth in MAUs and paying users base, as well as enhanced commercialization capabilities of our Apps.

Podcast, advertising and other revenues were RMB5.7 million (US$0.9 million) in the first quarter of 2021, representing an increase of 50% from RMB3.8 million in the first quarter of 2020, primarily driven by growth of advertising revenues which was attributable to the increase in the number of advertisers.

Cost of revenues was RMB370.0 million (US$56.5 million) in the first quarter of 2021, representing an increase of 24% from RMB297.4 million in the first quarter of 2020, primarily driven by an increase in revenue sharing fees to our content creators, payment handling costs and bandwidth costs, which were generally in line with the growth of the Company’s business.

Gross profit was RMB125.1 million (US$19.1 million) in the first quarter of 2021, representing an increase of 72% from RMB72.9 million in the first quarter of 2020.

Non-GAAP gross profit4 was RMB127.7 million (US$19.5 million) in the first quarter of 2021, representing an increase of 64% from RMB78.0 million in the first quarter of 2020.

Gross margin for the first quarter of 2021 increased to 25% from 20% in the first quarter of 2020. Non-GAAP gross margin for the first quarter of 2021 grew to 26% from 21% in the first quarter of 2020.

Operating expenses were RMB197.3 million (US$30.1 million) in the first quarter of 2021, representing an increase of 64% from RMB120.6 million in the first quarter of 2020.

Research and development expenses were RMB56.9 million (US$8.7 million) in the first quarter of 2021, representing a decrease of 3% from RMB58.4 million in the first quarter of 2020. The decrease was primarily attributable to decreased share-based compensation expenses, as well as declining expenses related to research and development services provided by third parties, partially offset by the growth of salary and welfare benefits.

Selling and marketing expenses were RMB120.8 million (US$18.4 million) in the first quarter of 2021, representing an increase of 238% from RMB35.7 million in the first quarter of 2020, primarily attributable to our increased investment in branding and marketing for our products and brand name.

General and administrative expenses were RMB19.6 million (US$3.0 million) in the first quarter of 2021, representing a decrease of 26% from RMB26.4 million in the first quarter of 2020. The decrease was mainly driven by a decrease in the share-based compensation expenses and other miscellaneous expenses.

Operating loss was RMB72.2 million (US$11.0 million) in the first quarter of 2021, up by 51% from an operating loss of RMB47.7 million in the first quarter of 2020.

Non-GAAP operating loss5 was RMB64.0 million (US$9.8 million) in the first quarter of 2021, compared to non-GAAP operating loss of RMB28.7 million in the first quarter of 2020.

[4]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB2.7 million (US$0.4 million) in the first quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[5]

Non-GAAP operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. These adjustments amounted to RMB8.2 million (US$1.3 million) in the first quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Net loss was RMB70.0 million (US$10.7 million) in the first quarter of 2021, up by 45% from RMB48.2 million in the first quarter of 2020.

Non-GAAP net loss6 was RMB61.8 million (US$9.4 million) in the first quarter of 2021, compared to non-GAAP net loss of RMB29.2 million in the first quarter of 2020.

Net loss attributable to LIZHI INC.’s ordinary shareholders was RMB70.0 million (US$10.7 million) in the first quarter of 2021, compared to RMB202.3 million in the first quarter of 2020. Accretions to preferred shares redemption value, as a key component contributed to the net loss attributable to LIZHI INC.’s ordinary shareholders, amounted to RMB154.1 million in the first quarter of 2020, while there were no such accretions in the first quarter of 2021 as all of the preferred shares have automatically been converted into ordinary shares upon the Company’s initial public offering completed on January 22, 2020.

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders7 was RMB61.8 million (US$9.4 million) in the first quarter of 2021, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB29.2 million in the first quarter of 2020.

Basic and diluted net loss per ADS8 were RMB1.50 (US$0.23) in the first quarter of 2021, compared to RMB5.33 in the first quarter of 2020.

Non-GAAP basic and diluted net loss per ADS9 were RMB1.33 (US$0.20) in the first quarter of 2021, compared to non-GAAP basic and diluted net loss of RMB0.77 per ADS in the first quarter of 2020.

Balance Sheets

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB318.9 million (US$48.7 million).

Completion of Registered Direct Offering of American Depositary Shares

On April 13, 2021, the Company completed a registered direct offering of 3,685,504 American Depositary Shares (the “ADSs”) and warrants to purchase up to 2,764,128 ADSs, at an offering price of US$8.14 per ADS and corresponding warrant. The gross proceeds of this registered direct offering were US$30,000,002 before deducting placement agent fees and other offering expenses.

Changes in Board of Directors

The Board of Directors of the Company (the “Board”) approved the appointment of Mr. Junhua Zhang as an independent director as well as a member of the audit committee, compensation committee and nominating and corporate governance committee, replacing Mr. Yinquan Li, who tendered his resignation as a member of the Board as well as a member of the audit committee, compensation committee and nominating and corporate governance committee due to personal reasons, effective June 1, 2021. At the same time, the Board also approved the appointment of Mr. Ning Ding, LIZHI’s Chief Technology Officer and Director, as a member of nominating and corporate governance committee, replacing Ms. Xi (Catherine) Chen, who tendered her resignation as a member of the Board as well as a member of the nominating and corporate governance committee effective June 1, 2021.

[6]

Non-GAAP net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. These adjustments amounted to RMB8.2 million (US$1.3 million) in the first quarter of 2021. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[7]

Non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. These adjustments amounted to RMB8.2 million (US$1.3 million) and RMB173.1 million in the first quarter of 2021 and 2020, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[8]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net loss per ADS is net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[9]

Non-GAAP basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS.

“On behalf of the Board and management team, I would like to thank Mr. Li and Ms. Chen for their dedication and enormous contributions to the Board and LIZHI during their tenure,” said Mr. Lai, Founder and Chief Executive Officer of LIZHI. “And we are honored to welcome Mr. Zhang to join us as an independent director. With years of international experience in corporate management and strategic human resource development, we believe that having Mr. Zhang on our Board will add great value to LIZHI as we continue our efforts in developing our overseas market. We look forward to working with him and benefiting from his international management experience as we move forward with our global strategic development.”

Mr. Zhang has nearly 30 years of extensive international experience in corporate management and strategic human resource development. He has served as the Chairman for DeliveryChinatown Pte. Ltd. since April 2020, a Singapore-based technology company focusing on food delivery and e-commerce services. He also served as the Vice President of CFLD (Singapore) Investment Pte. Ltd. from 2016 to 2020. Prior to that, Mr. Zhang spent over 20 years at The Procter & Gamble Company, served as the Vice President of Human Resources in the Asia Pacific region. Mr. Zhang has a dual bachelor’s degree in Thermal Science and Energy Technology as well as Marketing from the University of Science and Technology of China.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on June 1, 2021 (9:00 AM Beijing/Hong Kong Time on June 2, 2021).

To facilitate all participants dialing into the earnings conference call, online registration is required prior to the start of the call.

Please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/8082809 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive by email the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and further detailed instructions.

After the registration is completed, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lizhi.fm.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until June 7, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	8082809

About LIZHI INC.

LIZHI INC. has built a cross-border audio ecosystem consisting of audio-based social networks, podcast content portfolios and audio communities. The Company aims to bring people closer together through voices by its product portfolios. LIZHI’s audio-based social networking products offering, including Tiya App, caters to users’ evolving interest in social interactions in real time online and enables users to connect with friends having similar interests, entertain, chat online, and share their daily lives through voices. LIZHI also offers a vertical podcast platform, LIZHI Podcast, that provides users with curated content drawn from its extensive content library built over the years, as well as new podcasts provided by selected content creators. Since the launch of LIZHI App in 2013, the Company’s flagship platform, LIZHI has cultivated a vibrant and growing online UGC audio community and interactive audio entertainment platform where users are encouraged to create, share, discover and enjoy audio, and experience immersive and diversified entertainment features through audio. LIZHI envisions a global audio ecosystem – a place where everyone can be connected through voices and across cultures. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss attributable to LIZHI INC.’s ordinary shareholders excluding accretions to preferred shares redemption value and share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net loss per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of accretions to preferred shares redemption value and share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the condensed consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from the preliminary unaudited financial information contained in this earnings release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	315,459	304,898	46,537
Short-term investments	73,022	10,319	1,575
Restricted cash	3,695	3,695	564
Accounts receivable, net	8,361	8,978	1,370
Prepayments and other current assets	19,371	32,750	4,999

Total current assets	419,908	360,640	55,045

Non-current assets
Property, equipment and leasehold improvement, net	34,518	33,229	5,072
Intangible assets, net	2,929	2,607	398
Right-of-use assets, net	4,282	7,922	1,209
Other non-current assets	2,181	1,821	278

Total non-current assets	43,910	45,579	6,957

TOTAL ASSETS	463,818	406,219	62,002

LIABILITIES
Current liabilities
Accounts payable	78,267	69,939	10,675
Deferred revenue	17,001	18,438	2,814
Salary and welfare payable	93,288	96,601	14,744
Taxes payable	5,809	3,534	539
Short-term loans	39,508	35,200	5,373
Lease liabilities due within one year	3,709	4,596	701
Accrued expenses and other current liabilities	51,047	60,924	9,300

Total current liabilities	288,629	289,232	44,146

Non-current liabilities
Lease liabilities	587	3,391	518
Other non-current liabilities	5,411	5,234	799

Total non-current liabilities	5,998	8,625	1,317

TOTAL LIABILITIES	294,627	297,857	45,463

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 1,500,000,000 and 1,500,000,000 shares authorized as of December 31, 2020 and March 31, 2021, respectively, 941,464,520 shares issued and 924,318,450 shares outstanding as of December 31, 2020 and 956,467,180 shares issued and 928,111,450 shares outstanding as of March 31, 2021, respectively).	640	650	99
Treasury stock	(12)	(20)	(3)
Additional paid in capital	2,409,753	2,417,823	369,032
Accumulated deficit	(2,239,281)	(2,309,318)	(352,471)
Accumulated other comprehensive income	(1,909)	(773)	(118)

TOTAL SHAREHOLDERS’ EQUITY	169,191	108,362	16,539

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	463,818	406,219	62,002

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net revenues
Audio entertainment revenues	366,435	414,731	489,306	74,683
Podcast, advertising and other revenues	3,835	5,522	5,747	877

Total net revenues	370,270	420,253	495,053	75,560
Cost of revenues (1)	(297,384)	(301,250)	(369,993)	(56,472)

Gross profit	72,886	119,003	125,060	19,088

Operating expenses (1)	—	—	—
Selling and marketing expenses	(35,745)	(48,682)	(120,790)	(18,436)
General and administrative expenses	(26,392)	(20,283)	(19,617)	(2,994)
Research and development expenses	(58,447)	(56,442)	(56,868)	(8,680)
Total operating expenses	(120,584)	(125,407)	(197,275)	(30,110)

Operating loss	(47,698)	(6,404)	(72,215)	(11,022)

Interest income/(expenses), net	(87)	(366)	(248)	(38)
Foreign exchange losses	(638)	(158)	(149)	(23)
Investment income	5	464	407	62
Government grants	1,857	3,198	2,917	445
Others, net	(1,674)	(1,582)	(749)	(114)

Loss before income taxes	(48,235)	(4,848)	(70,037)	(10,690)

Income tax expenses	—	(999)	—	—

Net loss	(48,235)	(5,847)	(70,037)	(10,690)

Accretions to preferred shares redemption value	(154,066)	—	—	—

Net loss attributable to LIZHI INC.’s ordinary shareholders	(202,301)	(5,847)	(70,037)	(10,690)

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net loss	(48,235)	(5,847)	(70,037)	(10,690)

Other comprehensive income/(loss):
Foreign currency translation adjustments	6,571	(6,609)	1,136	173

Total comprehensive loss	(41,664)	(12,456)	(68,901)	(10,517)

Accretions to preferred shares redemption value	(154,066)	—	—	—
Comprehensive loss attributable to LIZHI INC.’s ordinary shareholders	(195,730)	(12,456)	(68,901)	(10,517)

Net loss attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.27)	(0.01)	(0.08)	(0.01)
—Diluted	(0.27)	(0.01)	(0.08)	(0.01)
Weighted average number of ordinary shares
—Basic	758,726,397	929,423,396	930,843,416	930,843,416
—Diluted	758,726,397	929,423,396	930,843,416	930,843,416

Net loss attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(5.33)	(0.13)	(1.50)	(0.23)
—Diluted	(5.33)	(0.13)	(1.50)	(0.23)
Weighted average number of ADS
—Basic	37,936,320	46,471,170	46,542,171	46,542,171
—Diluted	37,936,320	46,471,170	46,542,171	46,542,171

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Cost of revenues	5,156	3,572	2,670	408
Selling and marketing expenses	869	438	283	43
General and administrative expenses	7,015	4,306	3,228	493
Research and development expenses	5,998	2,942	2,064	315

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Gross profit	72,886	119,003	125,060	19,088
Share-based compensation expenses	5,156	3,572	2,670	408

Non-GAAP gross profit	78,042	122,575	127,730	19,496

Operating loss	(47,698)	(6,404)	(72,215)	(11,022)
Share-based compensation expenses	19,038	11,258	8,245	1,259

Non-GAAP operating (loss)/income	(28,660)	4,854	(63,970)	(9,763)

Net loss	(48,235)	(5,847)	(70,037)	(10,690)
Share-based compensation expenses	19,038	11,258	8,245	1,259

Non-GAAP net (loss)/income	(29,197)	5,411	(61,792)	(9,431)

Net loss attributable to LIZHI INC.’s ordinary shareholders	(202,301)	(5,847)	(70,037)	(10,690)
Share-based compensation expenses	19,038	11,258	8,245	1,259
Accretions to preferred shares redemption value	154,066	—	—	—

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(29,197)	5,411	(61,792)	(9,431)

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.04)	0.01	(0.07)	(0.01)
—Diluted	(0.04)	0.01	(0.07)	(0.01)
Weighted average number of ordinary shares
—Basic	758,726,397	929,423,396	930,843,416	930,843,416
—Diluted	758,726,397	935,239,904	930,843,416	930,843,416
Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.77)	0.12	(1.33)	(0.20)
—Diluted	(0.77)	0.12	(1.33)	(0.20)
Weighted average number of ADS
—Basic	37,936,320	46,471,170	46,542,171	46,542,171
—Diluted	37,936,320	46,761,995	46,542,171	46,542,171